UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)1

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

609720-10-7

(CUSIP Number)

Mark J. Dadabbo

President

Oakland Financial Corporation

34200 Mound Road

Sterling Heights, Michigan 48310

(800) 201-0450

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oakland Financial Corporation (Federal ID #38-3276605)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 8,459
	8.	SHARED VOTING POWER 3,072,440*
	9.	SOLE DISPOSITIVE POWER 8,459
	10.	SHARED DISPOSITIVE POWER 3,072,440*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,459
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.015%
14.	TYPE OF REPORTING PERSON HC

*	Consists of (i) 8,459 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,866,735 shares owned by Cherokee Insurance Company, (iv) 99,809 shares owned by Erie Manufactured Home Properties, LLC, (v) 96,711 shares owned by Apache Ventures, LLC, and (vi) 92 shares owned by Matthew Moroun as of the close of business on October 27, 2014. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Liberty Bell Agency, Inc. (Federal ID #38-2338264)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 634
	8.	SHARED VOTING POWER 3,072,440*
	9.	SOLE DISPOSITIVE POWER 634
	10.	SHARED DISPOSITIVE POWER 3,072,440*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.001%
14.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 8,459 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,866,735 shares owned by Cherokee Insurance Company, (iv) 99,809 shares owned by Erie Manufactured Home Properties, LLC, (v) 96,711 shares owned by Apache Ventures, LLC, and (vi) 92 shares owned by Matthew Moroun as of the close of business on October 27, 2014. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cherokee Insurance Company (Federal ID #38-3464294)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 2,866,735
	8.	SHARED VOTING POWER 3,072,440*
	9.	SOLE DISPOSITIVE POWER 2,866,735
	10.	SHARED DISPOSITIVE POWER 3,072,440*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,866,735
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.087%
14.	TYPE OF REPORTING PERSON IC

*	Consists of (i) 8,459 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,866,735 shares owned by Cherokee Insurance Company, (iv) 99,809 shares owned by Erie Manufactured Home Properties, LLC, (v) 96,711 shares owned by Apache Ventures, LLC, and (vi) 92 shares owned by Matthew Moroun as of the close of business on October 27, 2014. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Erie Manufactured Home Properties, LLC (Federal ID #38-3153222)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 99,809
	8.	SHARED VOTING POWER 3,072,440*
	9.	SOLE DISPOSITIVE POWER 99,809
	10.	SHARED DISPOSITIVE POWER 3,072,440*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.177%
14.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 8,459 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,866,735 shares owned by Cherokee Insurance Company, (iv) 99,809 shares owned by Erie Manufactured Home Properties, LLC, (v) 96,711 shares owned by Apache Ventures, LLC, and (vi) 92 shares owned by Matthew Moroun as of the close of business on October 27, 2014. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Apache Ventures, LLC (Federal ID #04-3626405)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 96,711
	8.	SHARED VOTING POWER 3,072,440*
	9.	SOLE DISPOSITIVE POWER 96,711
	10.	SHARED DISPOSITIVE POWER 3,072,440*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,711
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.172%
14.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 8,459 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,866,735 shares owned by Cherokee Insurance Company, (iv) 99,809 shares owned by Erie Manufactured Home Properties, LLC, (v) 96,711 shares owned by Apache Ventures, LLC, and (vi) 92 shares owned by Matthew Moroun as of the close of business on October 27, 2014. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Matthew Moroun, An Individual
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 92
	8.	SHARED VOTING POWER 3,072,440*
	9.	SOLE DISPOSITIVE POWER 92
	10.	SHARED DISPOSITIVE POWER 3,072,440*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0002%
14.	TYPE OF REPORTING PERSON IN

*	Consists of (i) 8,459 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,866,735 shares owned by Cherokee Insurance Company, (iv) 99,809 shares owned by Erie Manufactured Home Properties, LLC, (v) 96,711 shares owned by Apache Ventures, LLC, and (vi) 92 shares owned by Matthew Moroun as of the close of business on October 27, 2014. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 11 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

This Amendment No. 11 amends Amendment No. 10 (as filed on October 30, 2013, “Amendment No. 10”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”) of Monmouth Real Estate Investment Corporation, a Maryland corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendments Nos. 1 through 10, or the original Schedule 13D.

Items 3, 4, and 5 of Amendments Nos. 1 through 10, and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The first sentence of the first paragraph of Item 3 of Amendments Nos. 1 through 10, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $23.1 million.

The fifth paragraph of Item 3 of Amendment Nos. 3 through 10 is hereby amended and restated in its entirety to read as follows:

Upon filing the October 30, 2013 Amendment No. 10 to the Statement on Schedule 13D, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 2,541,865 shares of Common Stock. At October 27, 2014, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 3,072,440 shares of Common Stock, or 5.45% of the outstanding shares of Common Stock.

The decrease in percentage ownership of the outstanding shares of Common Stock as of the October 30, 2013 filing to 5.45% at October 27, 2014 is attributable to the net effect of:

1)	Issuer issued 13,140,399 (30.4%) new shares of Common Stock between June 30, 2013 and June 30, 2014, and therefore, shares outstanding increased from 43,208,646 to 56,349,045 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively increased their owned shares of Common Stock by 530,575 shares, from 2,541,865 shares at October 30, 2013 to 3,072,440 shares at October 27, 2014.

Item 4. Purpose of Transaction.

The first sentence of the first paragraph of Item 4 of Amendments Nos. 1 through 10, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun had net acquisitions of 530,575 shares of Common Stock between October 30, 2013 and October 27, 2014. Their total ownership of the outstanding shares of Common Stock is 5.45% at October 27, 2014.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b), and (c) of Item 5 of Amendments Nos. 1 through 10, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) As of October 27, 2014, Oakland owned 8,459 shares of Common Stock, or approximately 0.015% of the outstanding shares of Common Stock, Liberty Bell owned 634 shares of Common Stock, or approximately 0.001% of the outstanding shares of Common Stock, Cherokee owned 2,866,735 shares, or approximately 5.087% of the outstanding shares of Common Stock, Erie owned 99,809 shares, or approximately 0.177% of the outstanding shares of Common Stock, Apache owned 96,711 shares, or approximately 0.172% of the outstanding shares of Common Stock, and Matthew Moroun owned 92 shares, or approximately 0.0002% of the outstanding shares of Common Stock. On a collective basis, as of October 27, 2014, the reporting persons beneficially owned an aggregate of approximately 5.45% of the outstanding shares of Common Stock.

The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock (and excluding “Preferred Stock” outstanding) as reported by Issuer in its Form 10-Q for the quarter ended June 30, 2014.

(b) As of October 27, 2014, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 8,459 shares of Common Stock, or approximately 0.015% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 634 shares of Common Stock, or approximately 0.001% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 2,866,735 shares of Common Stock, or approximately 5.087% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 99,809 shares of Common Stock, or approximately 0.177% of the outstanding shares of Common Stock, Apache had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 96,711 shares of Common Stock, or approximately 0.172% of the outstanding shares of Common Stock, and Matthew Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 92 shares of Common Stock, or approximately 0.0002% of the outstanding shares of Common Stock.

(c) During the 60-day period preceding the date of this Amendment No. 11, Oakland disposed of 9,950 shares of Common Stock through open market sales at a price of $10.80 per share, for a total sales price of $107,473. Oakland acquired 8,892 shares of Common Stock through open market and/or DRP purchases at a cost of $10.00 per share, for a total cost of $88,928.

During the 60-day period preceding the date of this Amendment No. 11, Cherokee disposed of 50,000 shares of Common Stock through open market sales at a price of $10.85 per share, for a total sales price of $542,382. Cherokee acquired 59,252 shares of Common Stock through open market and/or DRP purchases at a cost of $10.01 per share, for a total cost of $593,132.

During the 60-day period preceding the date of this Amendment No. 11, Erie acquired 1,485 shares of Common Stock through open market and/or DRP purchases at a cost of $9.93 per share, for a total cost of $14,749.

During the 60-day period preceding the date of this Amendment No. 11, Apache acquired 1,439 shares of Common Stock through open market and/or DRP purchases at a cost of $9.93 per share, for a total cost of $14,291.

During the 60-day period preceding the date of this Amendment No. 11, Matthew Moroun acquired 1 share of Common Stock through open market and/or DRP purchases at a cost of $10.22 per share, for a total cost of $10.22.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2014

OAKLAND FINANCIAL CORPORATION

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

LIBERTY BELL AGENCY, INC.

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

CHEROKEE INSURANCE COMPANY

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

ERIE MANUFACTURED HOME PROPERTIES, LLC

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

APACHE VENTURES, LLC

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

MATTHEW T. MOROUN

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun, An Individual